Exhibit (a)(36)

Cash account trust

Written Appointment of Trustees

Pursuant to Article IV, Section 1(f) of the Declaration of Trust, the undersigned, being at least a majority of the members of the Board of Trustees of Cash Account Trust (the “Fund”), a Massachusetts business trust, hereby appoint Chad D. Perry and Catherine Schrand as Trustees of the Fund effective November 18, 2021.

/s/ John W. Ballantine John W. Ballantine	/s/ Dawn-Marie Driscoll Dawn-Marie Driscoll
/s/Keith R. Fox Keith R. Fox	/s/Richard J. Herring Richard J. Herring
/s/William McClayton William McClayton	/s/Rebecca W. Rimel Rebecca W. Rimel
/s/William N. Searcy, Jr. William N. Searcy, Jr.

Dated: November 18, 2021